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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               ----------------

                                SCHEDULE 13E-3

                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------

                          STONE CONTAINER CORPORATION
                               (Name of Issuer)
                               ----------------

                      SMURFIT-STONE CONTAINER CORPORATION
                      (Name of Persons Filing Statement)
                               ----------------

                     $1.75 Series E Cumulative Convertible
                 Exchangeable Preferred Stock, $0.01 par value
                        (Title of Class of Securities)
                               ----------------

                               001 314 86158930
                     (CUSIP Number of Class of Securities)
                               ----------------

                                 Craig A. Hunt
                 Vice President, General Counsel and Secretary
                           150 North Michigan Avenue
                            Chicago, Illinois 60601
                                (312) 346-6600
         (Name, Address, and Telephone Numbers of Person Authorized to
          Receive Notices and Communications on Behalf of the Persons
                               Filing Statement)
                                ---------------

                                With copies to:

                             Joseph A. Walsh, Jr.
                                Steven J. Gavin
                               Winston & Strawn
                             35 West Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-5600
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This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [X] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee
Transaction Valuation*      Amount of Filing Fee
$85,750,000                 $17,150

* Solely for purposes of calculating the filing fee, the transaction valuation was determined by multiplying (i) the 4,599,300 shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred stock, par value $0.01 per share, of Stone Container Corporation ("Series E Preferred Stock") that are proposed to be retired in the merger by (ii) $15.3125 per share of Series E Preferred Stock, representing the average of the high and low prices of shares of Series E Preferred Stock, as reported on the New York Stock Exchange Composite Tape on August 7, 2000 (the "Total Consideration").

The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $22,638
Filing Party:  Smurfit-Stone Container Corporation
Form or Registration No.:  Registration Statement on Form S-4
Date Filed:  August 11, 2000

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                                 INTRODUCTION

          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Smurfit-Stone Container Corporation, a Delaware corporation ("Smurfit-Stone"). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between Smurfit-Stone, SCC Merger Co., a Delaware corporation ("SCC"), and Stone Container Corporation, a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Stone Container").

          Concurrently with the filing of this Schedule 13E-3, Smurfit-Stone is filing with the Securities and Exchange Commission a registration statement on Form S-4 (the "Registration Statement") under Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), relating to the special meeting of stockholders of Stone Container at which the stockholders of Stone Container will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Registration Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Registration Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

          The information contained in the Registration Statement, including all annexes and exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Registration Statement is in preliminary form and is subject to completion or amendment.

          The information contained in this Schedule 13E-3 and/or the Registration Statement concerning Stone Container was supplied by Stone Container and the filing person takes no responsibility for the accuracy of such information.

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Item 1. Summary Term Sheet.

Item 1001

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger" and "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002

(a)  Name and address.
     ----------------

     The information contained in the section of the Registration Statement entitled "Summary--The Companies" is incorporated herein by reference.

(b)  Securities.
     ----------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "Summary-- Market Prices and Dividends" is incorporated herein by reference.

(c)  Trading market and price.
     ------------------------

     The information contained in the section of the Registration Statement entitled "Summary--Market Prices and Dividends" is incorporated herein by reference.

(d)  Dividends.
     ---------

     The information contained in the sections of the Registration Statement entitled "Summary", "Summary--Market Prices and Dividend Information", "The Merger--Background of the Merger" and "Comparison of Stockholder Rights-- Dividends" is incorporated herein by reference.

(e)  Prior public offerings.
     ----------------------

     Not applicable.

(f)  Prior stock purchases.
     ---------------------

     The information contained in the section of the Registration Statement entitled "Interests of Certain Persons in the Merger--Purchases of Stone Container Series E Preferred Stock by Affiliates" is incorporated herein by reference.

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Item 3. Identity and Background of Filing Person.

Item 1003

(a)  Name and Address.
     ----------------

     The information contained in the sections of the Registration Statement entitled "Summary--The Companies", "Interests of Certain Persons in the Merger", "Principal Stockholders--Stone Container" and "Management of Smurfit-Stone" is incorporated herein by reference.

(b)  Business and background of entities.
     -----------------------------------

     The information contained in the section of the Registration Statement entitled "Summary--The Companies", "Information about Smurfit-Stone-- Business", "Interests of Certain Persons in the Merger" and "Principal Stockholders--Smurfit Stone" is incorporated herein by reference. Unless otherwise disclosed in the Registration Statement, none of the persons specified in Item 1003(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Registration Statement, none of the persons specified in Item 1003(c) was a party to any judicial or administrative proceeding during the past five years (except matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)  Business and background of natural persons.
     ------------------------------------------

     The information contained in the section of the Registration Statement entitled "Summary--The Companies", "Principal Stockholders--Smurfit-Stone" and "Management of Smurfit-Stone" is incorporated herein by reference. Unless otherwise disclosed in the Registration Statement, none of the persons specified in Item 1003(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Registration Statement, none of the persons specified in Item 1003(c) was a party to any judicial or administrative proceeding during the past five years (except matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 1004

(a)  Material terms.
     --------------

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     (1)  Not applicable.

     (2) The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "The Merger", "Material Provisions of the Merger Agreement" and "Comparison of Stockholder Rights" is incorporated herein by reference.

(c)  Different terms.
     ---------------

     Not applicable.

(d)  Appraisal Rights.
     ----------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "The Merger--Appraisal Rights" is incorporated herein by reference.

(e)  Provisions for unaffiliated security holders.
     --------------------------------------------

     None.

(f)  Eligibility for listing or trading.
     ----------------------------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "Material Provisions of the Merger Agreement--Conditions to the Merger" and "Description of Smurfit-Stone Capital Stock--Series A Preferred Stock" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

(a)  Transactions.
     ------------

     The information contained in the sections of the Registration Statement entitled "Information about Smurfit-Stone", "Information about Stone Container", "Interests of Certain Persons in the Merger", "Principal Stockholders", "Certain Transactions of Smurfit-Stone" and "Certain Transactions of Stone Container" is incorporated herein by reference.

(b)  Significant corporate events.
     ----------------------------

     The information contained in the sections of the Registration Statement entitled "Information about Smurfit-Stone", "Information about Stone Container", "The St. Laurent Acquisition", "Interests of Certain Persons in the Merger", "Principal Stockholders", "Certain Transactions of Smurfit-Stone" and "Certain Transactions of Stone Container" is incorporated herein by reference.

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(c)  Negotiations or contacts.
     ------------------------

     The information contained in the sections of the Registration Statement entitled "The Merger--Background of the Merger", "Interests of Certain Persons in the Merger", "Principal Stockholders", "Certain Transactions of Smurfit-Stone" and "Certain Transactions of Stone Container" is incorporated herein by reference.

(e)  Agreements involving the subject company's securities.
     -----------------------------------------------------

     The information contained in the sections of the Registration Statement entitled "Summary", "Material Provisions of the Merger Agreement", "Interests of Certain Persons in the Merger--Voting Agreement", "Certain Transactions of Smurfit-Stone--Voting Agreement", "Certain Transactions of Stone Container--Voting Agreement" and in Annex A and Annex F to the Registration Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006

(b)  Use of securities acquired.
     --------------------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "Material Provisions of the Merger Agreement" is incorporated herein by reference.

(c)  Plans.
     -----

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "Risk Factors--Risks Relating to Smurfit-Stone Series A Preferred Stock", "The Merger", "Material Provisions of the Merger Agreement" and "Comparison of Stockholder Rights" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

(a)  Purposes.
     --------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "The Merger--Background of the Merger" is incorporated herein by reference.

(b)  Alternatives.
     ------------

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     The information contained in the section of the Registration Statement entitled "The Merger--Background of the Merger" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

(c)  Reasons.
     -------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "The Merger-- Background of the Merger" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

(d)  Effects.
     -------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "Risk Factors", "The Merger", "Material Provisions of the Merger Agreement", "Comparison of Stockholder Rights", "Interests of Certain Persons in the Merger" and "Principal Stockholders" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014

(a)  Fairness.
     --------

     The information contained in the sections of the Registration Statement entitled "Summary" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

(b)  Factors considered in determining fairness.
     ------------------------------------------

     The information contained in the sections of the Registration Statement entitled "Summary" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

(c)  Approval of security holders.
     ----------------------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "The Special Meeting" is incorporated herein by reference.

(d)  Unaffiliated representative.
     ---------------------------

     Not applicable.

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(e)  Approval of directors.
     ---------------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

(f)  Other offers.
     ------------

     Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015

(a)  Report, opinion, or appraisal.
     -----------------------------

     The information contained in the sections of the Registration Statement entitled "The Merger--Opinion of Financial Advisor to Stone Container" and "Opinion of Financial Advisor" and in Annex E to the Registration Statement is incorporated herein by reference.

(b)  Preparer and summary of the report, opinion, or appraisal.
     ---------------------------------------------------------

     The information contained in the sections of the Registration Statement entitled "The Merger--Opinion of Financial Advisor to Stone Container" and "Opinion of Financial Advisor" and in Annex E to the Registration Statement is incorporated herein by reference.

(c)  Availability of documents.
     -------------------------

     The information contained in the section of the Registration Statement entitled "Opinion of Financial Advisor to Stone Container" and in Annex E to the Registration Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

(a)  Source of funds.
     ---------------

     The information contained in the sections of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "The Merger" and "Material Provisions of the Merger Agreement--The Merger Consideration" is incorporated herein by reference.

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(b)  Conditions.
     ----------

     Not applicable.

(c)  Expenses.
     --------

     The information contained in the sections of the Registration Statement entitled "Summary" and "Material Provisions of the Merger Agreement-- Termination, Expenses, Amendment and Waiver" is incorporated herein by reference.

(d)  Borrowed Funds.
     --------------

     Not applicable.

Item 11. Interest in Securities of the Subject Company.

Item 1008

(a)  Securities Ownership.
     --------------------

     The information contained in the sections of the Registration Statement entitled "Summary", "Interests of Certain Persons in the Merger" and "Principal Stockholders--Stone Container" is incorporated herein by reference.

(b)  Securities transactions.
     -----------------------

     The information contained in the sections of the Registration Statement entitled "Interests of Certain Persons in the Merger--Purchases of Stone Container Series E Preferred Stock by Affiliates" and "Principal Stockholders" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012

(d)  Intent to tender or vote in a going-private transaction.
     -------------------------------------------------------

     The information contained in the sections of the Registration Statement entitled "Summary", "The Special Meeting--Required Vote", "Interests of Certain Persons in the Merger--Voting Agreement", "Certain Transactions of Smurfit-Stone--Voting Agreement" and "Certain Transactions of Stone Container--Voting Agreement" and in Annex F to the Registration Statement is incorporated herein by reference.

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

(e)  Recommendations of others.
     -------------------------

     The information contained in the sections of the Registration Statement entitled "Summary" and "The Merger--Approval by the Stone Container Board of Directors; Reasons for the Merger" is incorporated herein by reference.

Item 13.  Financial Statements.

Item 1010

(a)  Financial information.
     ---------------------

     The information contained in the sections of the Registration Statement entitled "Summary--Summary Historical Financial Data of Smurfit-Stone", "Summary--Summary Historical Financial Data of Stone Container" and on pages F-3 to F-117 of the Registration Statement is incorporated herein by reference.

(b)  Pro forma information.
     ---------------------

     The information contained in the section of the Registration Statement entitled "Summary--Summary Unaudited Pro Forma Financial Information" and on pages F-118 to F-127 of the Registration Statement is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a)  Solicitations or recommendations.
     --------------------------------

     The information contained in the section of the Registration Statement entitled "Questions and Answers about the Merger", "Summary", "The Merger-- Opinion of Financial Advisor to Stone Container" and "The Special Meeting-- Solicitation of Proxies" is incorporated herein by reference.

(b)  Employees and corporate assets.
     ------------------------------

     Not applicable.

Item 15.  Additional Information.

Item 1011

(b)  Other material information.
     --------------------------

     The information contained in the Registration Statement, including all appendices and exhibits thereto, is incorporated herein by reference.

                                      11
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Item 16.  Exhibits.

Item 1016

(a)(1) Preliminary proxy statement/prospectus, filed with the Securities and Exchange Commission on August 11, 2000 as part of the Registration Statement.

(a)(2)  Form of Proxy Card, filed as an exhibit to the Registration Statement.*

(b)     None.

(c)(1) Opinion of Deutsche Bank Securities Inc., attached as Annex E to the Registration Statement.*

(c)(2) Financial analysis presentation materials, dated as of August 8, 2000, prepared by Deutsche Bank Securities, Inc.

(d)(1) Agreement and Plan of Merger, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container Corporation, attached as Annex A to the Registration Statement.*

(d)(2) Voting Agreement, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, Stone Container Corporation, Mariner Investment Group Inc., Delta Dividend Group, Inc., Mark Weissman and David Gale, attached as Annex F to the Registration Statement.*

(f)     Section 262 of the Delaware General Corporation Law.

(g)     None.

---------------

*Incorporated by reference to the Registration Statement on Form S-4 filed by Smurfit-Stone Container Corporation on August 11, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2000


SMURFIT-STONE CONTAINER CORPORATION


By: /s/ Patrick J. Moore
    -----------------------------------
Name:  Patrick J. Moore
Title: Vice President and Chief Financial Officer

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                                 EXHIBIT INDEX

Exhibit
No.      Description
-------  ------------------

(a)(1) Preliminary proxy statement/prospectus, filed with the Securities and Exchange Commission on August 11, 2000 as part of the Registration Statement.

(a)(2)   Form of Proxy Card, filed as an exhibit to the Registration Statement.*

(b)      None.

(c)(1) Opinion of Deutsche Bank Securities Inc., attached as Annex E to the Registration Statement.*

(c)(2) Financial analysis presentation materials, dated as of August 8, 2000, prepared by Deutsche Bank Securities, Inc.

(d)(1) Agreement and Plan of Merger, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, SCC Merger Co. and Stone Container Corporation, attached as Annex A to the Registration Statement.*

(d)(2) Voting Agreement, dated as of August 8, 2000, among Smurfit-Stone Container Corporation, Stone Container Corporation, Mariner Investment Group Inc., Delta Dividend Group, Inc., Mark Weissman and David Gale, attached as Annex F to the Registration Statement.*

(f)      Section 262 of the Delaware General Corporation Law.

(g)      None.

---------------

*Incorporated by reference to the Registration Statement on Form S-4 filed by Smurfit-Stone Container Corporation on August 11, 2000.

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